Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 20, 2026

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12902
Equity Income Select Buy-Write Portfolio, Series 1
(the “Trust”)
CIK No. 2109398 File No. 333-294231

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comment

Risk Factors

1.The Staff notes the risk factor entitled “Bond Quality Risk”. Please confirm that a Bond Quality Risk is applicable to the Trust. The Staff notes that the disclosure may be redundant because a risk factor entitled “U.S. Treasury Obligations” is already included in the Trust.

Response:The Trust confirms that the Bond Quality Risk is applicable due to the Trust’s exposure to U.S. Treasury bonds. Although there is a separate risk factor entitled U.S. Treasury Obligations, the Bond Quality Risk specifically discloses the risk that the value of a bond, including a U.S. treasury obligation, will fall if a rating agency decreases the bond’s rating.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon